SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2004

FORM U-12 (I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.  Name and business address of persons filing statement.

Glen W. Overton
President
d/b/a Overton Group
P.O. Box 8720
Kansas City, MO 64114-0720

2.  Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

Not applicable.

3.  Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

Kansas City Power & Light Company, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

4.  Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

The undersigned is retained as a independent contractor to provide consulting and government relations services. In such position, the undersigned may participate in presenting, advocating or opposing matters affecting Kansas City Power & Light Company before the legislative bodies and officials specified in Section 12(i) of the Public Utilities Holding Company Act of 1935, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5.  (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

The undersigned expects that annual compensation for each of the years 2002, 2003, and 2004 will not exceed $39,000, plus reimbursement of expenses.

(b) Basis for compensation if other than salary.

Monthly retainer fee of $3,250, plus reimbursement of expenses.

6.  (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

Not applicable.

(a)  Total amount of routine expenses charged to client:

(b)  Itemized list of all other expenses:

Date: July 9, 2002

By: /s/ Glen W. Overton
     Glen W. Overton